Incorporation of Shinhan NPS Private Equity Fund I into Shinhan Financial Group

On August 29, 2005, we announced that Shinhan NPS Private Equity Fund I (“the Company”) was incorporated into an indirect subsidiary of Shinhan Financial Group (“the Group”). The Group owns 33.3% of the Company with KRW 100 billions of capital stock investment. Shinhan NPS Private Equity Fund I is incorporated as a subsidiary of Shinhan Private Equity, which is our wholly owned subsidiary. The Company is a “private equity fund” under the Korean Act on Business of Operating Indirect Investment and Assets, according to which the term “private equity fund” means any limited partnership company that is incorporated in accordance with the Commercial Act for the purpose of investing the property of any company (hereinafter referred to as the “private equity fund property”) in shares or equity, etc. of any other company to raise the values of the  shares and equity of the invested company by means of participation in corporate governance and improvements in the business structure or the control structure, etc. and to distribute profits accruing from higher values of the shares and equity of the invested company to partners. The law also specifies that every private equity fund shall appoint one or several partners of its general partners as a partner or partners in charge of performing the business according to the articles of incorporation. Currently, Shinhan Private Equity is the Company’s partner in charge of performing business and its equity ownership in the Company is 5%.